Toro Ventures Inc.
                          2498 West 41st Ave, Suite 232
                                  Vancouver, BC
                                 Canada V6M 2A7
                              Phone: (604) 618-9110

                                                              September 13, 2005

Via Mail and Facsimile to 202-772-9369
Lesli L. Sheppard
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street North East
Washington, DC
USA 20549

         Re:      Toro Ventures Inc.
                  Amendment No. 1 to Registration Statement on Form SB-2 Filed August 15, 2005
                  File No. 333-127520

Dear Mr. Sheppard:

         We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Toro Ventures Inc. directly at the numbers provided above.

General
-------

      1. In response to your comment, we disagree that are company should be categorized as a blank check company. We note that under Rule 419
            (a)(2), a "blank check company" is defined as a company that:

            a) Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and
            b)    Is issuing "penny stock"

            Although our business is in the development stage, we disagree that we have no business plan or purpose. We fully intend to commence operations of the restaurant we describe in the "Description of Business" section of the SB-2. Our first step towards commencing operations has already been complete with our signing of the Master Franchise Agreement with Big-On-Burgers restaurants.

      2. Please find that the correct fiscal year end date can now be found on page 24.
      3. Please see revised disclosure on page 16 regarding the wording, "short term".
      4. Please see the revised notes to our financial statements. We confirm that the disclosure on page 6 regarding our intentions to commence operations as a fast food company in China is correct.
      5. Please see the revised disclosure in the Summary section to find our explanation on why we have become a public reporting company. Please see the revised disclosure in our Plan of Operation section to include our comments.
      6.    Revised to include Items 24 through 28 on our Form SB-2
      7.    We currently do not have a website.

Cover page of registration statement
------------------------------------

      8.    Please see the revised calculation of registration fee table on page
            3.
      9. Please see revision in regards to your comment over the "last sales price" and referral to the correct subsection of Rule 457.

Cover page of Prospectus
------------------------

      10. Please find that the phrase "Bulletin Board" has been revised to either "Over the Counter Bulletin Board" or "OTCBB". We have also revised our disclosure to indicate that we intend to contact an authorized OTCBB market maker for sponsorship of our securities on the OTCBB.
      11. Revised disclosure to indicate our common stock may not be accepted for quotation on the OTC Bulletin Board.
      12.   Revised to correct error.
      13. We confirm that our prospectus will not be used before the effective date.

Summary
-------

      14. Please see the revised disclosure that discloses that we have no current plans to raise these funds.
      15. Please see the revised disclosure regarding how Yan Liu became engaged in our business.

Risk Factors
------------

      16.   Revised to include your comments
      17.   Revised to include your comments

      18. Revised to address the risks associated with being a public reporting company in the United States.
      19. Revised to address the risks related to our need for additional funding.
      20. Revised to address the risks related to our president's majority ownership over the company's common shares.
      21.   Added risk factor regarding enforcing the Franchise Agreement.
      22.   Added risk factor regarding the lack of insurance coverage.

Because our sole executive officer will only be devoting...
-----------------------------------------------------------

      23.   Revised to quantify the phrase "limited time".

Use of Proceeds
---------------

      24.   Revised to include your comments

Plan of Distribution
--------------------

      25. Revised to describe in greater detail the methods by which selling security holders may sell their registered shares. We confirm that we disclosed all of the methods that they may use.
      26.   Revised to describe the requirements of Rule 144 in greater detail
      27. We have deleted the reference to selling to broker-dealers as principals, as that is not the case.
      28. We and the selling security holders do not intended use any other means of distributing or delivering our prospectus other than by hand or the mails. We and the selling security holders do not intend to use any forms of prospectus other than printed prospectuses. Please find our disclosure revised to state this point.
      29. We and the selling security holders do not have any arrangements with a third party to host or access our preliminary prospectus on the Internet.
      30. We anticipate we will be requesting or encouraging broker-dealers to act as a market-maker for Toro Ventures' securities in the future. However, we have not made any attempt to do so just yet. Please find our disclosure revised to state this point.

Description of Securities
-------------------------

      31. There were no transactions between the promoters and the registrant within the past five years
      32.   Mr. Liu has no previous experience with any blank check company
      33. The person who originally formed the company and appointed Mr. Liu as director is Mr. Andrew Wong

Principal Products or Services and Their Markets
------------------------------------------------

      34. We have revised "same successful differentiation strategy" to include the two elements with which we will be differentiating ourselves from our future competitors.
            We have revised "the Chinese economy has seen tremendous growth and this growth has filtered down to its citizens through an increase in their per capita income" to include statistical support indicating the rate of growth of China's average per capita income.
            We have revised "this increase in affluence among the Chinese population has increased their desire and willingness to pay for goods and services that are of higher quality and of foreign design or origin" to state that this statement is made solely as management's opinion and not based on any supported fact.
            We have revised "there is a strong interest for products and services that are of North American style, such as fashion, technology, and food" to state that this statement is made solely as management's opinion and not based on any supported fact.
      35. Please find our disclosure revised to include the definition of Certified Angus Beef.
      36. Please find our disclosure revised to describe Big-On-Burgers' operations in Canada.
      37. Please find our disclosure revised in the Competition section to disclose in more detail the current market for North America.
      38. Please find our disclosure revised to include more detail on our director search for a suitable retail location.

Management's Discussion and Analysis or Plan of Operations
----------------------------------------------------------

      39. Please find our goals/milestones revised to have an expected date of completion
      40.   Revised to disclosed any expected hiring of new employees.
      41. Revised to discuss the timing of commencing operations and achieving profitability.

Governmental Regulation
-----------------------

      42. Revised to identify the specific government regulations we will need and how we plan to comply with local government regulations.

Offices
-------

      43. Please find our disclosure revised to disclose the information required by Item 202 of Regulation S-B

Patents and Trademarks
----------------------

      44. Revised disclosure to describe more fully the Big-On-Burgers trademark

Officers and Directors
----------------------

      45. Please find our disclosure revised to disclose whether Mr. Liu has any accounting or finance background
      46. Please find our disclosure revised to disclose how many hours per week and percentage of time Mr. Liu will be devoting to the company.

Executive Compensation
----------------------

      47. Management fees refer to the fee we pay out to a contract worker to handle the administration tasks of the company, such as simple book keeping, filing of papers, and running of errands. $4,000 is the total amount we have incurred for these administration services since the inception of our firm.

Selling Shareholders
--------------------

      48. Please find our disclosure revised to identify the person who has sole voting and investment control over the securities held by Big-On-Burgers Restaurants
      49. None of the selling security holders are affiliated for the purpose of determining beneficial ownership. Although several of the selling shareholders share the same last name, they are not affiliated with each other.
      50. Please find our disclosure revised to identify the relationship between our sole director and officer and the selling shareholders.

Description of Securities
Common Stock
------------

      51. When we use the term "ratable", we mean in proportional with each other. We have revised our disclosure by deleting the word "ratable" and instead, used the word "proportional" or "proportionate".
      52.   Please find our disclosure revised.

Future Sale of Shares
---------------------

      53. As we have stated in our reply to comment #1, we disagree with your position that our company is a blank check company. Furthermore, we believe Mr. Liu's common shares may be sold pursuant to Rule 144.

Financial Statements
General
-------

      54. A statement of shareholder's equity was not included as it was believed that no additional information could be disclosed not already provided in the balance sheet and the statement of operations and deficit and changes in cash flow. However, to comply with Item 310 of Regulation S-B, a statement of shareholder's equity is now included.

      55. The financial statements are now according to SFAS 7 - "Accounting and Reporting by Development Stage Enterprises." A "going concern uncertainty" paragraph has been added to the audit report, an accounting policies note has been added to Note 2 to describe "Reporting on the costs of start-up activities" and a "going concern" note has been added to the notes to the financial statements, as Note 3.

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

      56. The report was typed with errors. The financial statements were prepared in accordance to generally accepted accounting principles of the United States, and has been corrected on the report to reflect this.

            A Canadian, Chartered Accountant, was used since the Company, incorporated in Nevada, USA, is physically located in Canada. The shareholder, directors, officers and management are in Vancouver, British Columbia, Canada.

            The Vancouver auditor is at arms length with the Company and is solely involved with the examination of accounts of the Company, and is totally independent of the Company, in fact and in appearance. The Company does all of the bookkeeping of and does not engage the chartered accountant for any other projects of the Company, save for the audit.

            In addition to the foregoing, the public accountant is a qualifying accountant in accordance with Article 2 - Qualifications and Reports of Accountants of Regulation S-X. Also, the public accountant is registered with the Public Company Accounting Oversight Board, created by Sarbanes-Oxley Act of 2002.

      57. The "going concern" issue has been addressed and has been reflected in the financial statements of the Company.

Comprehensive Income
--------------------

      58. Comprehensive income has been updated as per the statement of changes in shareholder's equity and comprehensive income.

Balance Sheet
-------------

      59. The prepaid expenses of $10,000 is a retainer paid to consultants to conduct work related to the SB-2.

Statement of Operations and Deficit
-----------------------------------

      60. Management fees were paid to a contractor, who is responsible for the day to day management of the operations activities of the Company. The activities include overseeing of the SB-2 preparation, arranging bookkeeping, audit and office management.

Statement of Changes in Cash Flow
---------------------------------

      61.   The statement of changes in cash flow has now been amended.

Note 2 - Summary of Significant Accounting Policies
Foreign Currency Translation
----------------------------

      62. The financial statements are expressed in the USA dollars, and which is also the functional currency. The financial statements now reflect this.

Loss Per Share
--------------

      63.   This has been revised as per your comments

Note 3 - Investment in Franchise
--------------------------------

      64. The agreement for the franchise rights was negotiated as being consideration of 275,000 shares in Toro Ventures Inc. Since no public activity in shares has occurred for the Company's shares, the average subscription price (noted as obligation to issue shares on the balance sheet) for the Company's shares was used.

Note 5 - Share Capital
----------------------

      65.   This has now been resolved and revised on the financial statements.

Exhibit 5 - Legal Opinion
-------------------------

      67. This was typed in error. Yan Liu is the only officer and director of the company. This has been revised.
      68.   This has been revised as per your comments.
      69.   This has been revised as per your comments.

      70.   This has been revised as per your comments.

Exhibit 10 - Franchise Agreement
--------------------------------

      71.   This has been revised as per your comments.





Thank you for your comments; we hope these revisions meet with your satisfaction.

                                                                      Sincerely,

                                                                     /s/ Yan Liu
                                                            --------------------
                                                                         Yan Liu
                                                                       President
                                                              Toro Ventures Inc.